UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amedment No. 2)
Nanophase Technologies Corporation
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
630079101
-----------------------------------------
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page   1   of  5  Pages

CUSIP NO. 630079101     13G/A

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bradford T. Whitmore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X /
(b)/  /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

              5 SOLE VOTING POWER
NUMBER OF       NONE
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY        1,882,343 SHARES
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          NONE
WITH
              8 SHARED DISPOSITIVE POWER
                1,882,343 SHARES

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,882,343 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*/  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.8%

12 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page   2   of   5   Pages

Page   3   of  5   Pages

Item 1.
(a) Name of Issuer
Nanophase Technologies Corporation

(b) Address of Issuer's Principal Executive Offices
453 Commerce St., Burr Ridge, IL 60521

Item 2.
(a) Name of Person Filing
Bradford T. Whitmore

(b) Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900
Evanston, IL 60201

(c) Citizenship
United States

(d) Title of Class of Securities
Common Stock

(e) Cusip Number
630079101

Item 3. Not Applicable

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned
1,882,343 shares

(b) Percent of Class
14.8%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
None

(ii) shared power to vote or to direct the vote
1,882,343 shares

(iii) sole power to dispose or to direct the vote
None

(iv) shared power to dispose or to direct the disposition of 1,882,343 shares


Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

<PAGE 4>

Page   4   of  5   Pages

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.
None

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Member of the
Group

Bradford T. Whitmore is reporting this ownership as a member of a group with Spurgeon Corporation. Bradford T. Whitmore and Spurgeon Corporation are both general partners of Grace Brothers, Ltd. which owns 812,593 shares and Spurgeon and an entity wholly owned by Whitmore are both general partners of Grace Investments, Ltd. which owns 1,069,750 shares.

Item 9. Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10. Certification
(b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.